Kevin F. Barrett
Admitted in California, New York, Washington, Colorado,
Utah, Massachusetts and the District of Columbia
Direct Dial: (916) 930-2593
E-mail: kevin.barrett@bullivant.com

May 20, 2008

Via EDGAR and E-Mail

The Office of Information Technology
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	Golden Phoenix Minerals, Inc.
Request to Delete 424(b)(5) Filing of May 19, 2008
File No. 333-143310

Dear Office of Information Technology:

On May 19, 2008 we filed a 424 Prospectus Supplement No. 5 for Golden Phoenix Minerals, Inc. that was mistakenly filed as a 424(b)(5) when it should have been filed as a 424(b)(3).  See File No. 333-143310.  We promptly re-filed under the correct 424(b)(3) Form.  We would greatly appreciate it if you could delete the 424(b)(5) filing as it is the incorrect Form and is duplicative to the subsequent 424(b)(3) filing also filed on May 19, 2008, and may lead to confusion to the public.

We apologize for the error and thank you for your help with this matter. Please contact me if you have any further comments.

Very truly yours,
/s/ Kevin F. Barrett
Kevin F. Barrett

KFB:kfb